

10030455


RECEIVED
AUG 2 6 2010
189

...S
...E COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49495

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2009 (MM/DD/YY) AND ENDING June 30, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Westport Capital Markets, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

257 Riverside Avenue
(No. and Street)

Westport	CT	06880
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher McClure 203-222-8915
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alperin, Nebbia & Associates, CPA, PA
(Name – *if individual, state last, first, middle name*)

375 Passaic Avenue, Suite 200	Fairfield	NJ	07004
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

...aims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant ...st be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

I, Chris McClure, affirm that, to the best of my knowledge and belief, the accompanying financial statements for the year ended June 30, 2010 and supplemental schedules pertaining to Westport Capital Markets, LLC as of June 30, 2010 are true and correct. I further affirm that neither the limited liability company nor any member has any proprietary interest in any account classified solely as that of a customer.



Chris McClure — Date
Managing Member

Subscribed and Sworn to before me

on this 19 day of July, 2010.



Notary Public

BARBARA J. VOGLER
NOTARY PUBLIC
MY COMMISSION EXPIRES MAR. 31, 2013

WESTPORT CAPITAL MARKETS, LLC

(S.E.C. NO. 8-49495)

STATEMENT OF FINANCIAL CONDITION
AS OF JUNE 30, 2010

AND

INDEPENDENT AUDITOR'S REPORT

AND

SUPPLEMENTAL REPORT ON INTERNAL CONTROL STRUCTURE

******

This report is filed as a PUBLIC document
in accordance with Rule 17a-5(e)(3) under
the Securities Exchange Act of 1934.

WESTPORT CAPITAL MARKETS, LLC

(S.E.C. NO. 8-49495)

STATEMENT OF FINANCIAL CONDITION
AS OF JUNE 30, 2010

AND

INDEPENDENT AUDITOR'S REPORT

AND

SUPPLEMENTAL REPORT ON INTERNAL CONTROL STRUCTURE

******

This report is filed as a PUBLIC document
in accordance with Rule 17a-5(e)(3) under
the Securities Exchange Act of 1934.

WESTPORT CAPITAL MARKETS, LLC

This report contains (check all applicable boxes):

[x] (a) Facing Page.
[x] (b) Statement of Financial Condition.
[ ] (c) Statement of Operations.
[ ] (d) Statement of Cash Flows.
[ ] (e) Statement of Changes in Member's Capital.
[ ] (f) Statement of Changes in Liability Subordinated to Claims of General Creditor's (Not Applicable).
[ ] (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
[ ] (h) Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ] (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (Not Applicable).
[ ] (j) A Reconciliation, including appropriate explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of Reserve Requirements Under Rule 15c3-3 (Not Required).
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation (Not Applicable).
[x] (l) An Affirmation.
[ ] (m) A copy of the SIPC Supplementary Report (Not Required).
[x] (n) A report describing any materials inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control Structure).

WESTPORT CAPITAL MARKETS, LLC

TABLE OF CONTENTS

375 Passaic Avenue
Suite 200
Fairfield, NJ 07004
973/808-8801
Fax 973/808-8804


SEC MAIL PROCESSING
RECEIVED
AUG 2 6 2010
WASH. D.C.
189
SECTION


ALPERIN, NEBBIA
& ASSOCIATES, CPA, PA

Steven J. Alperin, CPA
Vincent S. Nebbia, CPA

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
Westport Capital Markets, LLC
Westport, CT

We have audited the accompanying statement of financial condition of Westport Capital Markets, LLC as of June 30, 2010, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act 1934. This financial statement is the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards of the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Westport Capital Markets, LLC at June 30, 2010 in conformity with generally accepted accounting principles of the United States of America.

ALPERIN, NEBBIA & ASSOCIATES, CPA, PA

Alperin, Nebbia
& Associates, CPA, PA

Fairfield, New Jersey
August 23, 2010

WESTPORT CAPITAL MARKETS, LLC
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2010

ASSETS

Current Assets:		
Cash and cash equivalents	$	27,359
Due from clearing broker		170,814
Investment in securities, at market value		32,225
Prepaid expenses and other current assets		14,809
		245,207
Property and Equipment, net		2,267
Total assets	$	247,474

LIABILITIES AND MEMBER'S EQUITY

Current Liabilities:		
Accrued expenses	$	68,050
Commitments and Contingencies		
Member's Equity		179,424
Total liabilities and member's equity	$	247,474

See independent auditor's report and the accompanying notes to the statement of financial condition.

WESTPORT CAPITAL MARKETS, LLC
NOTES TO STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2010

Note A – Organization and Significant Accounting Policies

Nature of Business

Westport Capital Markets, LLC (the "Company"), is a securities broker-dealer servicing both institutional and retail clients.

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and the disclosure of contingencies in the financial statements. Actual results could differ from the estimates included in the financial statements.

Revenue Recognition

The Company generates its revenues principally by providing securities trading, investment management and brokerage services. Revenues for these services are transaction based. As a result, the Company's revenues could vary based on the performance of the financial markets.

Non-recognition of commissions arising from unsettled customer transactions is not considered to have a material effect on either the Company's financial statements or net capital computations.

The Company clears all securities transactions through The Company clears all securities transactions through JP Morgan Clearing Corp. (JP Morgan), on a fully disclosed basis.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments with three months or less to maturity at the date of purchase to be cash equivalents.

Property and Equipment

Property and equipment is stated at cost. Expenditures for maintenance and repairs are expensed currently, while renewals and betterments extend the life of an asset are capitalized. The costs of assets sold, retired, or otherwise disposed of, and the related allowance for depreciation, are eliminated from the accounts, and any resulting gain or loss is recognized. Depreciation is provided on accelerated and straight-line methods over lives ranging from 3 to 5 years.

Income Taxes

The Company, with the consent of its shareholder, has elected under the Internal Revenue Code to be an S corporation as of July 1, 2008. In lieu of corporation income taxes, the shareholder of an S corporation is taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for income taxes has been included in the financial statements. The Company pays a minimum fee to the State of Connecticut.

Subsequent Events

Subsequent events were evaluated through August 23, 2010 which is the date the financial statements were available to be issued.

Note A – Organization and Significant Accounting Policies (Continued)

<u>Valuation of Investments in Securities and Securities Sold Short at Fair Value-Definition and Hierarchy</u>
The Company adopted the provisions of SFAS No. 157, "Fair Value Measurements"(SFAS No. 157), effective January 1, 2008. Under SFAS No. 157, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability(i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. SFAS No. 157 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumption about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

> Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Fund has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.
>
> Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.
>
> Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

At June 30, 2010, the Company has classified all of its securities owned at fair market value at Level 1 for SFAS No. 157 Fair Value Measurement purposes.

Note B – Property and Equipment

Property and equipment consist of the following:

Office equipment	$ 4,604
Less: accumulated depreciation	2,337
Property and equipment, net	$ 2,267

Note C – Clearing Broker and Off-Balance Sheet Risk

The Company uses JP Morgan to clear its securities transactions and to provide custodial and other services for which it pays a fee on a per transaction basis and interest on amounts borrowed. In connection with its clearing agreement, the Company must maintain a minimum deposit with JP Morgan of $100,000. Pursuant further to its clearing agreement, customers' money balances and security positions are carried on JP Morgan's books. Under certain conditions, the Company has agreed to indemnify JP Morgan for any related losses, if any, that JP Morgan may sustain. Both the Company and JP Morgan monitor collateral on securities transactions to minimize exposure to loss.

WESTPORT CAPITAL MARKETS, LLC
NOTES TO STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2010

Note D – Net Capital Requirements and Subsequent Event

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2010, the Company had net capital of $156,664, which was $56,664 in excess of its required net capital of $100,000. The Company's net capital ratio was 0.43 to 1.

Note E – Commitment and Contingencies

In the normal course of business, the Company executes, as agent, transactions on behalf of customers. If the agency transactions do not settle because of failure to perform by either the customer or the counter party, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the security is different from the contract amount of the transactions. The Company does not anticipate nonperformance by customers or counterparts. The Company has a policy of reviewing, as considered necessary, the credit standing of customers and counter parties with which it conducts business.

Note F – Retirement Plan

Starting January 1, 2008, the Company adopted a Simplified Employee Pension (SEP) Plan. The Plan covers all employees who are at least twenty-one years of age and have earned at least $400 in compensation for the plan year.

Note G – Operating Lease Commitment

The Company entered into a building lease for a term of five years beginning June 2010.

The future minimum rent under this lease is as follows:

June 30,	
2011	$ 63,384
2012	65,641
2013	67,898
2014	70,155
2015	66,206
	$ 333,284

Note H – Recent Accounting Pronouncements

The Company adopted the new accounting for uncertainty in income taxes guidance on July 1, 2009. The adoption of that guidance resulted in no change.

As of June 30, 2010, the Company believes it is reasonably possible the balance of the gross unrecognized tax benefits is zero and will continue to be zero in the next twelve months based on conservative income tax positions and the expiration of statute of limitations. The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law, and new authoritative rulings.

Note H – Recent Accounting Pronouncements(continued)

The Company's policy is to recognize accrued interest and penalties associated with uncertain tax positions as part of the income tax provision. As of July 1, 2009, accrued interest and penalties associated with uncertain tax positions is zero. For the year ended June 30, 2010, accrued interest and penalties associated with uncertain tax positions is zero.

The Company files income tax returns in the U.S. Federal jurisdiction, the State and Local jurisdictions of New York State and New York City. None of these taxing jurisdictions have active examinations of Company income tax returns. The Company has timely filed all required income tax returns, and its Federal and State income tax returns prior to calendar year 2007 were closed by statute on March 15, 2010.

ALPERIN, NEBBIA
& ASSOCIATES, CPA, PA

375 Passaic Avenue
Suite 200
Fairfield, NJ 07004
973/808-8801
Fax 973/808-8804

Steven J. Alperin, CPA
Vincent S. Nebbia, CPA

Board of Directors
Westport Capital Markets, LLC

In planning and performing our audit of the financial statements of Westport Capital Markets, LLC for the year ended June 30, 2010, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives.

Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because if changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following condition involving the accounting system and internal control structure:

> The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those control policies and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

The foregoing condition was considered in determining the nature, timing, and extent of audit procedures to be performed in our audit of the financial statements for the year ending June 30, 2010, and this report does not affect our report thereon dated August 23, 2010.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that, except for the effect, if any, of the condition indicated in the preceding paragraph, the Company's practices and procedures were adequate at June 30, 2010 to meet the Commission's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies which may rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used for any other purpose.

Alperin, Nebbia & Associates, CPA, PA

Alperin, Nebbia & Associates, CPA, PA

Fairfield, New Jersey
August 23, 2010

WESTPORT CAPITAL MARKETS, LLC

(S.E.C. NO. 8-49495)

SUPPLEMENTAL REPORT ON SIPC-7T

WESTPORT CAPITAL MARKETS, LLC

(S.E.C. NO. 8-49495)

SUPPLEMENTAL REPORT ON SIPC-7T

WESTPORT CAPITAL MARKETS, LLC

TABLE OF CONTENTS


SEC MAIL PROCESSING
RECEIVED
AUG 2 6 2010
WASH, D.C. 189 SECTION


ALPERIN, NEBBIA
& ASSOCIATES, CPA, PA

Steven J. Alperin, CPA
Vincent S. Nebbia, CPA

375 Passaic Avenue
Suite 200
Fairfield, NJ 07004
973/808-8801
Fax 973/808-8804

To the Board of Directors of
Westport Capital Markets, LLC
Westport, CT

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from July 1, 2009 to June 30, 2010, which were agreed to by Westport Capital Markets, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Westport Capital Markets, LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Westport Capital Markets, LLC's management is responsible for the Westport Capital Markets, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;

2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended June 30, 2010 less revenues reported on the FOCUS reports for the period from July 1, 2009 to June 30, 2010 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Alperin, Nebbia & Associates, CPA, PA

Alperin, Nebbia & Associates, CPA, PA

Fairfield, New Jersey
August 23, 2010

WESTPORT CAPITAL MARKETS, LLC
SUPPLEMENTAL REPORT OF SIPC-7T (TRANSITION ASSESSMENT FORM)
JUNE 30, 2010

General assessment calculated on SIPC-7T	$ 2,493
Less: payments made with SIPC-6	(1,345)
Assessment balance due and paid with SIPC-7T	$ 1,148